

07021563

Date: 1 March 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
        Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*20/02/07*	*1*
2.	*Immediate Report*	*22/02/07*	*2*
3.	*Holding(s) in Company*	*04/02/07*	*3*
4.	*Holding(s) in Company*	*25/02/07*	*4*
5.			
6.			
7.			
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18.			

Schedule 1

Date: 20 February 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate reports of 13th September, 2005, 14th December, 2005, 29th October, 2006 and 19th November, 2006, Bank Hapoalim B.M. (hereinafter – "the Bank") hereby notifies that on 20th February, 2007, at about noon, notice was received from the Supervision of Banks in Turkey of the completion of all of the procedures involved in the purchase of 57.55% of the means of control of Bank Pozitif Ve Kalkinma Bankasi Anonim Sirketi by the Bank, through Tarshish Holdings & Investments Hapoalim Ltd., a wholly owned subsidiary company of the Bank.

Yours faithfully,
Bank Hapoalim B.M.

(-)   *(-)*

Dr. Moriah Hoftman-Doron, Adv.	**Ariel Hasson**
Deputy Chief Legal Adviser	Executive Vice President
	Head of Emerging Markets Banking

Schedule 2

Date: 22 February 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby notifies that:

1. On 22nd February, 2007, at about 1:30 p.m., the Board of Directors of the Bank adopted a resolution in principle to approve that the company "Gad-Gmulim" – Hevra Le Nihul Kupot Gemel Ltd., which is a wholly owned subsidiary company of the Bank (hereinafter: "Gad Gmulim"), sell the operations of the Gadish provident fund (hereinafter: "Gadish") managed by Gad Gmulim, including the goodwill acquired by Gad Gmulim in the course of managing Gadish during the years of its activity, all of the rights and obligations of Gad Gmulim in the management of Gadish and the right to receive the management fees of Gadish, to the company G Acquisition Asset Management Ltd. (hereinafter: "the Purchaser"), all of which is subject to all of the agreements involved in the sale being concluded to the satisfaction of the Bank.

    The consideration expected to be paid to Gad Gmulim on account of the sale of all of the aforesaid rights and obligations is an amount obtained by applying the ratio of 3.175% to the volume of assets under management of Gadish on the completion date of the transaction. According to the volume of assets under management of Gadish just before today, it concerns a sum of approximately NIS 660 million.

2. Within the framework of the transaction described above, the Purchaser would enter into long-term agreements with the Bank regarding the distribution of Gadish by the Bank and the provision of operating services by the Bank to the Purchaser. The completion of the transaction will be subject to receipt of all the required regulatory approvals, the amendment of the Articles Association of Gadish and the signing of distribution and operating agreements with the Bank.

3. On the date of completion of the transaction, the Bank is expected to record in its financial statements the profit from the sale, which will be determined as aforesaid according to the consideration actually payable by reference to the volume of assets under management of Gadish on the date of the transaction. According to the volume of assets under management of Gadish just before today, the net profit will amount to the sum of approximately NIS 400 million.

Yours faithfully,
Bank Hapoalim B.M.

(-)   *(-)*

Barry Ben-Zeev   **Advocate Ilan Mazur**
Member of the Board of Management   Chief Legal Adviser

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 04/02/2007
Reference: 2007-01-300599

<u>Securities Authority</u>
www.isa.gov.il

<u>Tel Aviv Stock Exchange Ltd.</u>
www.tase.co.il

<u>Immediate Report regarding the schedule of holdings of Interested Parties</u>
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	117,035,229	9.28	9.28	9.20	9.20

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares   *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *117,116,129*
Change in Quantity of Securities: *-80,900*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 83,445,651 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Bank Hapoalim B.M.

Schedule P

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 25/02/2007
Reference: 2007-01-319067

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	115,681,366	9.18	9.18	9.09	9.09

Explanations:

1. If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.

2. Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.

3. The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares   *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: 7

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: 8

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: 9

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *117,035,229*
Change in Quantity of Securities: *-1,353,863*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 82,148,231 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

END